Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	October 1,	October 2,
	2010	2009
	(In millions, except ratios)
Earnings:
Net income	$163.9	$104.5
Plus: Income Taxes	87.6	56.3
Fixed charges	20.4	19.8
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(0.8)	(0.1)
Undistributed earnings in equity investments	—	—

	$271.1	$180.5

Fixed Charges:
Interest expense	$17.8	$18.2
Plus: Interest capitalized during the period	0.8	0.1
Interest portion of rental expense	1.8	1.5

	$20.4	$19.8

Ratio of Earnings to Fixed Charges	13.29	9.12